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                       [KERR ACQUISITION CORPORATION LETTERHEAD]


FOR IMMEDIATE RELEASE



                                       FREMONT
                                REACHES AGREEMENT WITH
                         PENSION BENEFIT GUARANTY CORPORATION
                                 EXTENDS TENDER OFFER
                                    FOR SHARES OF
                                  KERR GROUP, INC.
                         ------------------------------------

         SAN FRANCISCO, CALIFORNIA (August 19, 1997) -- Fremont Acquisition Company and Kerr Acquisition Corporation announced today that they have determined to extend their previously announced all cash tender offer for all outstanding shares of common stock (and associated rights) and preferred stock of Kerr Group, Inc. The tender offer and withdrawal rights will now expire at 12:00 midnight, New York City time, on Monday, August 25, 1997.

         Fremont Acquisition Company, Kerr and the Pension Benefit Guaranty Corporation (the "PBGC") have entered into an agreement pursuant to which, upon execution of a definitive agreement between Kerr and the PBGC, the PBGC has agreed to dismiss its lawsuit now pending before the United States District Court for the Eastern District of Pennsylvania seeking to terminate Kerr's Retirement Income Plan, withdraw its Notice of Determination and forbear from instituting new proceedings with respect to the acquisition. Pursuant to the terms of the definitive agreement, Kerr will agree to (i) future enhanced pension plan contributions, (ii) grant to the PBGC a second lien on substantially all of the assets of Kerr, (iii) various restrictions on future secured indebtedness and (iv) provisions regarding notice of certain events.
The definitive agreement will become effective only upon the consummation of the tender offer.

         It is currently contemplated that a definitive agreement between Kerr and the PBGC, which is currently being negotiated, will be executed prior to the expiration of the tender offer. Assuming that all conditions to the closing of the tender offer are satisfied,


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Fremont Acquisition Company currently anticipates that the tender offer will be consummated promptly upon its currently scheduled expiration date of Monday, August 25, 1997.

         As of 12:00 midnight, Monday, August 18, 1997, 3,555,827 shares of common stock and 295,146 shares of preferred stock had been tendered to Boston EquiServe, L.P., the Depositary for the tender offer. This represents approximately 90% of the common stock outstanding, 61% of the preferred stock outstanding and 78% of the common stock outstanding on an as-converted, fully diluted basis.

         Kerr Group, Inc., headquartered in Lancaster, Pennsylvania, is a major producer of plastic packaging products.

                                        # # #


Contact:  Gregory P. Spivy
          Principal
          (415) 284-8793


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